[American Church Mortgage Company logo]

April 27, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Yolanda Crittendon

RE:           American Church Mortgage Company
Form 8-K, Item 4.01
Filed on April 20, 2010
File No. 000-25919

Ladies and Gentleman:

In connection with the letter dated April 22, 2010 from the U.S. Securities and Exchange Commission (the “Commission”), to American Church Mortgage Company (the “Company”), the Company hereby acknowledges the following with respect to the above-captioned Form 8-K (the “filing”):

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Scott J. Marquis
Scott J. Marquis
Chief Financial Officer